UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  February 12, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 2 dated February 12, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

February 12, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 2, 2004
February 12, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

J-PACIFIC ACQUIRES PROMISING NORTHWESTERN QUEBEC GOLD PROPERTY

The Board of Directors of J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that, subject to regulatory approval, it has entered into an option to purchase 100% of 112 staked claims and 32 map designated cells (totalling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec. The agreement with Ressources D. Villeneuve Inc. ("RDV") will also include 16 additional adjacent mining claims staked by J-Pacific. Upon regulatory approval, J-Pacific is to make a payment of $40,000 and issue 50,000 common shares to RDV. To maintain the agreement, J-Pacific is to make additional cash payments of $40,000 by the first and second anniversaries, and $100,000 by the third anniversary of the agreement. RDV retains a two percent Net Smelter Royalty, of which one and one half percent is purchasable by J-Pacific for $1,500,000.

The Montgolfier Project is located in northwestern Quebec approximately 12 kilometres east of the Casa Berardi Mine block, where Aurizon Mines Ltd. has outlined a 1.5 million ounce gold resource and is currently rapidly advancing the project towards a development decision. The mining town of Matagami is located 85 kilometres to the east. This new J-Pacific holding straddles the Casa Berardi deformation zone over a strike length of approximately 25 kilometres. It is underlain by stratigraphy considered similar to that which produced 690,000 ounces of gold at the Casa Berardi Mine.

Within this region of the Abitibi greenstone belt, an interconnected network of deformation zones host a number of significant gold occurrences, including: Douay (Zone 531 containing 628,000 tonnes grading 6.9g Au/t, West Zone containing 676,000 tonnes grading 5.75g Au/t and Main Zone containing 221,000 tonnes grading 9.6g Au/t); Vezza containing 2.76 million tonnes grading 4.6g Au/t and Detour Lake containing 8.1 million tonnes grading 6.1g Au/t for a 1.6 million ounce resource and historic production of 1.75 million ounces.

Previous exploration on the property was conducted primarily between 1984 and 1991 mainly by three groups: Boulder Mountain Resources, Teck Exploration/Golden Hope Resources, and Placer Dome/Golden Shield Resources. Government of Quebec assessment file records indicate that approximately 78 holes were drilled between 1985 and 1991 along the 25-kilometre strike length of the property, with very little exploration having been conducted since. Thirty-three of these boreholes intersected gold mineralization ranging from 1.0 to 14.8g Au/t over 0.3 to 4.6 metres.

Nick Ferris, President and CEO of J-Pacific, stated that: "We are very pleased with the opportunity to acquire the Montgolfier Project. Quebec presents one of the world's friendliest mining environments, and possesses a long mining history. The Abitibi greenstone belt of Quebec and Ontario is host to many world-class gold deposits. J-Pacific believes that through its exploration activities it can add its name to the recent exploration success stories in the region."

During 2004, J-Pacific plans to review historical work data and carry out limited additional field studies to define and prioritize targets for an initial drilling campaign.

The Montgolfier project is another property acquired by J-Pacific in its program to assemble and explore superior opportunities. J-Pacific's approach is to acquire high potential exploration projects in mining friendly jurisdictions, to perform a focused evaluation to identify and quickly drill-test the prime targets. J-Pacific intends to retain a property only if the initial drill results are favourable.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Investor Relations - Telephone 1-888-236-5200.